Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the second quarter of fiscal 2023, dated June 5, 2023, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2022, which are available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2022, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2

About VersaBank	3

Overview of Performance	4

Selected Financial Highlights	7

Business Outlook	8

Financial Review – Earnings	12

Financial Review – Balance Sheet	17

Off-Balance Sheet Arrangements	28

Related Party Transactions	28

Capital Management and Capital Resources	29

Results of Operating Segments	31

Summary of Quarterly Results	33

Non-GAAP and Other Financial Measures	34

Significant Accounting Policies and Use of Estimates and Judgements	36

Controls and Procedures	37

VersaBank – Q2 2023 MD&A	1

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains and markets; the impact of potential new variants of COVID-19; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2022.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q2 2023 MD&A	2

About VersaBank

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution and obtains its deposits and the majority of its loans and leases digitally. It holds a Canadian Schedule 1 chartered bank licence and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). In addition to its core Digital Banking operations, VersaBank has established cybersecurity services and banking and financial technology development operations through its wholly owned subsidiary, DRT Cyber Inc. (“DRTC”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

VersaBank is focused on increasing earnings by concentrating on underserved markets that support more attractive pricing for its products, leveraging existing distribution channels to deliver its financial products to these chosen markets and expanding its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a low cost of funds.

The underlying drivers of VersaBank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q2 2023 MD&A	3

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q2 2023 vs Q1 2023

Loans increased 6% to $3.42 billion, driven by continued strong growth in both the Bank’s Point-of-Sale Loans and Leases (“POS Financing”) portfolio (5% increase) and the Commercial Real Estate (“CRE”) portfolio (business-to-business loans with credit risk exposure predominantly related to residential properties) (7% increase);

Total revenue increased 3% to $26.7 million and was comprised of net interest income of $24.6 million and non-interest income of $2.1 million, the latter derived primarily from the revenue contribution of DRT Cyber Inc., (“DRTC”), which includes the gross margin generated by its cybersecurity component Digital Boundary Group’s cybersecurity services business;

VersaBank – Q2 2023 MD&A	4

Net interest margin (NIM) on loans decreased 4 basis points to 2.99% as a function primarily of higher cost of funds, offset partially by higher yields earned on the Bank’s lending assets. NIM decreased 5 basis points to 2.78%;

Provision for credit losses as a percentage of average loans was 0.03% compared to 0.05% last quarter, with the trend attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models, offset partially by higher lending asset balances and changes to the Bank’s lending asset mix;

Non-interest expenses increased 3% to $12.7 million as a function primarily of higher salary and benefits amounts attributable to higher staffing levels to support expanded business activity across the Bank, higher general annual compensation adjustments and higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank;

Efficiency ratio for the Digital Banking operations (excluding DRTC) increased modestly to 43% as a function of higher non-interest expenses, offset substantially by higher revenue; and,

Net income and earnings per share (“EPS”) increased 9% and 12% to $10.3 million and $0.38 per share, respectively, as a function primarily of higher revenue, which was driven by strong loan growth and higher contributions from DRTC, offset partially by higher non-interest expense. The increase in EPS also benefitted from a lower number of common shares outstanding as a result of the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”).

Q2 2023 vs Q2 2022

Loans increased 40% to $3.42 billion, driven by strong growth in both the POS Financing and CRE lending portfolios, which increased 58% and 4% respectively;

Total revenue increased 43%, driven by higher net interest income attributable substantially to strong loan growth and higher non-interest income derived primarily from the revenue contribution of DRTC;

NIM on loans decreased 12 bps attributable primarily to a shift in the Bank’s funding mix, while NIM increased 1 bp due primarily to higher yields earned on the Bank’s lending and treasury assets, offset partially by higher cost of funds;

Provision for credit losses as a percentage of average loans was 0.03% compared to 0.01% last year with the trend attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models, lending asset growth and changes in the Bank’s lending asset mix;

Non-interest expenses increased 8% as a function primarily of higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank as well as higher general annual compensation adjustments and higher costs attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank, offset partially by lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021 and lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations;

Efficiency ratio for Digital Banking operations (excluding DRTC) improved to 43% attributable to revenue growth (43%) outpacing non-interest expense growth (8%) over the same period; and,

VersaBank – Q2 2023 MD&A	5

Net income and EPS increased 108% and 124% as a function primarily of higher revenue, offset partially by higher non-interest expenses. The EPS trend was also impacted by the common shares that were purchased and cancelled through the Bank’s NCIB.

Q2 YTD 2023 vs Q2 YTD 2022

Loans increased 40% to $3.42 billion, driven by strong growth in the POS Financing portfolio, which increased 58%, as well as 4% growth in the CRE lending portfolio;

Total revenue increased 43%, driven primarily by higher net interest income attributable substantially to strong loan growth and higher non-interest income derived primarily from the revenue contribution of DRTC as well as moderate NIM expansion;

NIM on loans decreased 12 bps attributable primarily to a shift in the Bank’s funding mix, while NIM increased 13 bps due primarily to higher yields earned on the Bank’s lending and treasury assets, offset partially by higher cost of funds;

Provision for credit losses as a percentage of average loans was 0.04% compared to 0.01% a year ago with the trend attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models, lending asset growth and changes in the Bank’s lending asset mix;

Non-interest expenses increased 12% as a function primarily of higher salary and benefits amounts attributable to higher staffing levels to support expanded business activity across the Bank, higher general annual compensation adjustments and higher professional fees attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank, offset partially by lower capital tax expense;

Efficiency ratio for Digital Banking operations (excluding DRTC) improved to 43% as a function of revenue growth (43%) outpacing non-interest expense growth (12%) over the same period; and,

Net income and EPS increased 87% and 100% respectively as a function primarily of higher revenue offset partially by higher non-interest expenses. The EPS trend was also impacted by the common shares that were purchased and cancelled through the Bank’s NCIB.

VersaBank – Q2 2023 MD&A	6

Selected Financial Highlights

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars except per share amounts)	2023	2022	2023	2022
Results of operations
Interest income	$53,595	$25,848	$103,156	$50,568
Net interest income	24,609	17,242	48,883	34,127
Non-interest income	2,076	1,393	3,720	2,774
Total revenue	26,685	18,635	52,603	36,901
Provision for credit losses	237	78	622	80
Non-interest expenses	12,726	11,767	25,061	22,403
Digital Banking	10,673	10,006	20,842	19,509
DRTC	2,245	1,803	4,602	2,977
Net income	10,263	4,943	19,680	10,509
Income per common share:
Basic	$0.38	$0.17	$0.72	$0.36
Diluted	$0.38	$0.17	$0.72	$0.36
Dividends paid on preferred shares	$247	$247	$494	$494
Dividends paid on common shares	$651	$687	$1,314	$1,374
Yield*	6.05%	4.15%	5.95%	3.99%
Cost of funds*	3.27%	1.38%	3.13%	1.30%
Net interest margin*	2.78%	2.77%	2.82%	2.69%
Net interest margin on loans*	2.99%	3.11%	3.02%	3.14%
Return on average common equity*	12.07%	5.92%	11.38%	6.25%
Book value per common share*	$13.19	$11.94	$13.19	$11.94
Efficiency ratio*	48%	63%	48%	61%
Efficiency ratio - Digital Banking*	43%	58%	43%	57%
Return on average total assets*	1.13%	0.75%	1.11%	0.79%
Provision for credit losses as a % of average loans*	0.03%	0.01%	0.04%	0.01%
	as at
Balance Sheet Summary
Cash	$223,661	$198,157	$223,661	$198,157
Securities	39,652	-	39,652	-
Loans, net of allowance for credit losses	3,419,455	2,450,276	3,419,455	2,450,276
Average loans	3,327,269	2,332,957	3,206,067	2,276,663
Total assets	3,729,393	2,692,146	3,729,393	2,692,146
Deposits	3,108,218	2,124,916	3,108,218	2,124,916
Subordinated notes payable	104,532	98,410	104,532	98,410
Shareholders' equity	356,519	341,414	356,519	341,414
Capital ratios**
Risk-weighted assets	$2,957,933	$2,313,030	$2,957,933	$2,313,030
Common Equity Tier 1 capital	331,614	315,963	331,614	315,963
Total regulatory capital	454,622	432,083	454,622	432,083
Common Equity Tier 1 (CET1) ratio	11.21%	13.66%	11.21%	13.66%
Tier 1 capital ratio	11.67%	14.25%	11.67%	14.25%
Total capital ratio	15.37%	18.68%	15.37%	18.68%
Leverage ratio	8.83%	11.63%	8.83%	11.63%
* See definition in "Non-GAAP and Other Financial Measures" section below.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q2 2023 MD&A	7

Business Outlook

VersaBank is active in underserved banking markets in Canada and the US in which its innovative, value added digital banking products command more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management continues to monitor the geo-political, economic and financial market risk precipitated by the conflict in Ukraine, as well as recent events in the US banking sector and the potential impact on VersaBank’s business. At this time, management has not identified any material direct or indirect risk exposure to VersaBank resulting from the conflict and will continue to assess available information and evaluate the situation as it evolves.

While VersaBank does not provide guidance on specific performance metrics, the commentary provided below discusses aspects of VersaBank’s business and certain anticipated trends related to same that, in management’s view, could potentially impact future performance.

Lending Assets

Canadian Point-of-Sale Financing: Although consumer spending and business investment in Canada are expected to slow during the second half of 2023 (due primarily to the impact of higher interest rates combined with elevated inflation), the economic slowdown is expected to be short lived, with modest layoffs and stable unemployment levels. As was the case during the first half of fiscal 2023, management expects any impact of a slower economy on the POS Financing portfolio in the second half of fiscal 2023 to be substantially outweighed by the Bank’s continued success in adding new origination partners and expanding business with existing partners.  Combined with what is seasonally stronger growth historically in the POS portfolio in the second half of the fiscal year, management expects growth in the POS portfolio for the second half of 2023 to be, at a minimum, consistent with that of the first half;

US Receivable Purchase Program (“RPP”): Despite higher interest rates, elevated inflation and high gas prices in the US, the labour market remains tight which management expects will continue to support consumer spending, and in turn will support stable demand for durable goods and agricultural products which is expected to continue to stimulate transportation and manufacturing equipment purchases. Additionally, despite a cooling of the residential home market in the US overall construction activity is expected to continue to expand modestly over the course of 2023 which is anticipated to support demand for construction equipment in the near term. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support growth in the Bank’s RPP portfolio over the course of fiscal 2023; and,

VersaBank – Q2 2023 MD&A	8

Commercial Real Estate (Business-to-Business Loans with Credit Risk Exposure Predominantly Related to Residential Properties): Management anticipates continued moderate growth in the commercial mortgage sector related to financing for residential housing properties, which is expected to result in healthy demand for the Bank’s residential construction and term financing products for which the Bank is currently experiencing and expects to continue to experience high quality deal flow, throughout at least fiscal 2023. Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s CRE portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to the anticipation of volatility in CRE asset valuations in the current and anticipated interest rate environment and the potential impact of same on borrowers’ ability to service debt, as well as due to concerns related to inflation and higher input costs, which continue to have the potential to drive higher construction costs. Additionally, management anticipates more meaningful participation in the OSFI B-20 compliant conventional, uninsured mortgage financing space. Management anticipates business generated from this initiative will have a positive balance sheet impact through fiscal 2024.

Credit Quality

VersaBank lends to underserved markets that support more attractive pricing for its lending products but typically exhibit a lower-than-average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of VersaBank’s offered financing arrangements;

Based on available forward-looking macroeconomic and industry data as well as the Bank’s historical credit experience, current underwriting governance, and general expectations for credit performance management anticipates that credit risk in its portfolio may continue to increase modestly over the course of fiscal 2023 as a function of a prolonged, elevated interest rate environment in both Canada and the US, the ability of consumers and businesses to service debt in such an environment and the impact of high inflation in both Canada and the US. Notwithstanding the above, management anticipates that the resilient labour market, higher wages and remaining consumer savings will continue to mitigate the rate of deterioration of the Canadian and US economies and partially offset the broader impact of higher interest rates and inflation in the short term. Further, management expects that the lower risk profile of VersaBank’s lending portfolio, which is a function of VersaBank’s prudent underwriting practices, structured lending products and focus on underserved financing markets within which it has a wealth of experience, will mitigate any escalation in forward credit risk in the Bank’s lending portfolio; and,

VersaBank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with VersaBank’s internally developed expected credit loss (“ECL”) models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses. As discussed, available macroeconomic data currently being used as forward-looking information in the Bank’s credit risk models continue to present deteriorating trends and, depending on the growth trajectory and composition of its lending portfolio, these trends could result in higher ECL amounts and the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q2 2023 MD&A	9

Funding and Liquidity

Management expects that commercial deposit volumes raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will return to growth late in the second half of fiscal 2023 as a function of an increase in the volume of consumer and commercial bankruptcy and proposal restructuring proceedings over the same timeframe, attributable primarily to a more challenging current and forecasted economic environment as evidenced by increasing Canadian consumer bankruptcy filing volumes. Further, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding providing ample access to reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance; and,

Management anticipates that liquidity levels will remain reasonably consistent over the second half of fiscal 2023 as the Bank continues to fund anticipated balance sheet growth across each of its lines of business. Further, management will continue to deploy cash into low risk, government securities with the objective of earning a more favourable yield on its available liquidity.

Earnings and Capital

Earnings growth in the second half of fiscal 2023 is expected to be a function primarily of anticipated organic balance sheet growth from Digital Banking operations, specifically attributable to the Bank’s POS Financing and RPP businesses in Canada and the US respectively as well as incremental earnings contributions from DRTC, offset partially by elevated non-interest expenses over the second half of fiscal 2023 as a function primarily of costs attributable to the regulatory approval process associated with VersaBank’s acquisition of a US bank. Additionally, management expects to incur higher costs associated with the recruitment and retention of staff in what remains a highly competitive labour market;

Net interest income growth for fiscal 2023 is expected to be a function primarily of growth in VersaBank’s POS and RPP businesses in Canada and the US respectively, disciplined liquidity management and the expectation that growth in the TIB program later in the year and further expansion of the Bank’s diverse deposit broker network will have a favourable impact on cost of funds;

VersaBank – Q2 2023 MD&A	10

Non-interest income growth for fiscal 2023 is expected to be a function primarily of DRTC revenue growth derived from its suite of cybersecurity services;

VersaBank’s capital ratios remain comfortably in excess of regulatory minimums. Management is of the view that VersaBank’s current capital levels are sufficient to accommodate balance sheet growth contemplated for fiscal 2023. Notwithstanding the above, management will continue to closely monitor the capital markets to identify opportunities for VersaBank to raise additional regulatory capital on attractive terms in order to position VersaBank to support a potentially more robust growth profile in the future;

Management does not anticipate increasing VersaBank’s dividend rate over the second half of fiscal 2023 to ensure that it continues to have adequate regulatory capital available to support contemplated balance sheet growth as well as specific business development initiatives for earnings growth currently contemplated over the same timeframe and remain in compliance with its established regulatory capital ratio targets and thresholds; and,

During the fourth quarter of fiscal 2022, VersaBank received approval from the TSX and Nasdaq to proceed with a NCIB for its common shares through which the Bank may purchase for cancellation up to 1,700,000 of its common shares, representing approximately 9.54% of its public float. The Bank repurchased 1,437,096 shares under the NCIB as at April 30, 2023 and anticipates acquiring the remaining common share purchase capacity under the NCIB prior to the end of the second half of fiscal 2023. If fully executed, the impact of the NCIB will not have a material impact on the Bank’s regulatory capital levels and ratios.

There is potential that VersaBank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian and US economies in general and the strength of the local economies in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of VersaBank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts including the crisis in Ukraine; the recent events in the US banking sector; and the impact of potential new variants of COVID-19 or a new pandemic causing virus on the global economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

VersaBank – Q2 2023 MD&A	11

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, increased 3% to $26.7 million compared to the last quarter and increased 43% compared to the same period a year ago. Total revenue for the six months ended April 30, 2023 increased 43% to $52.6 million compared to the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:					For the six months ended:
	April 30	January 31		April 30		April 30	April 30
	2023	2023	Change	2022	Change	2023	2022	Change

Interest income
Point-of-sale loans and leases	$34,257	$31,960	7%	$16,006	114%	$66,217	$30,461	117%
Commercial real estate mortgages	15,958	14,410	11%	9,171	74%	30,368	18,924	60%
Commercial real estate loans	166	176	(6%)	179	(7%)	342	371	(8%)
Public sector and other financing	323	309	5%	116	178%	632	230	175%
Other	2,891	2,706	7%	376	669%	5,597	582	862%
Interest income	$53,595	$49,561	8%	$25,848	107%	$103,156	$50,568	104%

Interest expense
Deposit and other	$27,534	$23,841	15%	$7,239	280%	$51,375	$13,708	275%
Subordinated notes	1,452	1,446	0%	1,367	6%	2,898	2,733	6%
Interest expense	$28,986	$25,287	15%	$8,606	237%	$54,273	$16,441	230%

Net interest income	$24,609	$24,274	1%	$17,242	43%	$48,883	$34,127	43%

Non-interest income	$2,076	$1,644	26%	$1,393	49%	$3,720	$2,774	34%

Total revenue	$26,685	$25,918	3%	$18,635	43%	$52,603	$36,901	43%

Q2 2023 vs Q1 2023

Net interest income increased 1% to $24.6 million as a function primarily of:

Higher interest income earned on higher lending asset balances; and,
Redeployment of available cash into higher yielding, low risk securities.

Offset partially by:

Higher interest expense attributable to higher deposit balances.

Q2 2023 vs Q2 2022

Net interest income increased 43% as a function primarily of the variables and trends set out above.

Q2 YTD 2023 vs Q2 YTD 2022

Net interest income increased 43% to $48.9 million as a function primarily of:

Higher interest income earned on higher lending asset balances; and,
Redeployment of available cash into higher yielding, low risk securities.

VersaBank – Q2 2023 MD&A	12

Offset partially by:

Higher interest expense attributable to higher deposit balances.

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:					For the six months ended:
	April 30	January 31		April 30		April 30	April 30
	2023	2023	Change	2022	Change	2023	2022	Change

Interest income	$53,595	$49,561	8%	$25,848	107%	$103,156	$50,568	104%
Interest expense	28,986	25,287	15%	8,606	237%	54,273	16,441	230%
Net interest income	24,609	24,274	1%	17,242	43%	48,883	34,127	43%

Average assets	$3,630,542	$3,398,844	7%	$2,553,746	42%	$3,497,696	$2,553,616	37%
Yield*	6.05%	5.78%	5%	4.15%	46%	5.95%	3.99%	49%
Cost of funds*	3.27%	2.95%	11%	1.38%	137%	3.13%	1.30%	141%
Net interest margin*	2.78%	2.83%	(2%)	2.77%	0%	2.82%	2.69%	5%

Average gross loans	$3,313,415	$3,100,809	7%	$2,325,331	42%	$3,192,486	$2,269,256	41%
Net interest margin on loans*	2.99%	3.03%	(1%)	3.11%	(4%)	3.02%	3.14%	(4%)

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q2 2023 vs Q1 2023

Net interest margin decreased 5 bps as a function primarily of:

Higher cost of funds attributable primarily to a shift in the Bank’s funding mix.

Offset partially by:

Higher yields earned on the Bank’s lending and treasury assets.

Q2 2023 vs Q2 2022

Net interest margin increased 1 bp as a function primarily of:

Higher yields earned on the Bank’s lending and treasury assets attributable primarily to a higher interest rate environment resulting from the Bank of Canada tightening increasing the policy interest rate over the course of the past year.

Offset partially by:

Higher cost of funds attributable primarily to a higher interest rate environment.

Q2 YTD 2023 vs Q2 YTD 2022

Net interest margin increased 13 bps as a function primarily of the variables and trends discussed above in the year over year analysis.

VersaBank – Q2 2023 MD&A	13

Non-Interest Income

Non-interest income is comprised of revenue generated by DRTC which includes the gross profit of Digital Boundary Group, (“DBG”) as well as income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter was $2.1 million compared to $1.6 million last quarter and $1.4 million for the same period a year ago. The quarter over quarter and year over year trends were a function primarily of higher client engagement and continued improvements in operational efficiency achieved by DBG over the course of the period.

Non-interest income for the six months ended April 30, 2023 was $3.7 million compared to $2.8 million for the same period a year ago. The year over year trend was a function primarily of the variables and trends set out above.

Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the six months ended:
	April 30	January 31	April 30	April 30	April 30
	2023	2023	2022	2023	2022

Provision for (recovery of) credit losses:
Point-of-sale loans and leases	$44	$38	$49	$82	$144
Commercial real estate mortgages	176	304	4	480	(65)
Commercial real estate loans	2	3	4	5	(5)
Public sector and other financing	15	40	21	55	6
Provision for (recovery of) credit losses	$237	$385	$78	$622	$80

Q2 2023 vs Q1 2023

VersaBank recorded a provision for credit losses in the amount of $237,000 in the current quarter compared to a provision for credit losses in the amount of $385,000 last quarter as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models.

Offset partially by:

Higher lending asset balances, and changes in the Bank’s lending asset mix.

VersaBank – Q2 2023 MD&A	14

Q2 2023 vs Q2 2022

VersaBank recorded a provision for credit losses in the amount of $237,000 in the current quarter compared to a provision for credit losses in the amount of $78,000 last year as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models;

Higher lending asset balances; and,

Changes in the Bank’s lending asset mix.

Q2 YTD 2023 vs Q2 YTD 2022

VersaBank recorded a provision for credit losses in the amount of $622,000 in the current period compared to a provision for credit losses in the amount of $80,000 in the comparative period as a function primarily of the items discussed above in the year over year analysis.

Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the six months ended:
	April 30	January 31		April 30		April 30	April 30
	2023	2023	Change	2022	Change	2023	2022	Change

Salaries and benefits	$8,429	$8,257	2%	$6,726	25%	$16,686	$12,809	30%
General and administrative	3,316	3,126	6%	4,019	(17%)	6,442	7,643	(16%)
Premises and equipment	981	952	3%	1,022	(4%)	1,933	1,951	(1%)
Total non-interest expenses	$12,726	$12,335	3%	$11,767	8%	$25,061	$22,403	12%

Efficiency Ratio	47.69%	47.59%	0%	63.14%	(24%)	47.64%	60.71%	(22%)

Q2 2023 vs Q1 2023

Non-interest expenses increased 3% to $12.7 million as a function primarily of:

Higher salary and benefits amounts attributable to higher staffing levels to support expanded business activity across the Bank, higher general, annual compensation adjustments and higher professional fees attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank. Investments associated with the acquisition of the US bank are expected to continue over the course of fiscal 2023 in amounts similar to the current period and will be related primarily to the Bank ensuring that it is in compliance with all necessary US banking regulatory requirements.

Q2 2023 vs Q2 2022

Non-interest expenses increased 8% as a function primarily of:

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank as well as higher general, annual compensation adjustments; and,
Higher costs attributable to the continuing regulatory approval process associated with VersaBank’s acquisition of a US bank.

VersaBank – Q2 2023 MD&A	15

Offset partially by:

Lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021; and,
Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations.

Q2 YTD 2023 vs Q2 YTD 2022

Non-interest expenses increased 12% as a function primarily of:

Higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank as well as higher general, annual compensation adjustments; and,
Higher costs related to VersaBank’s acquisition of a US bank, noted above.

Offset partially by:

Lower insurance premiums relative to the premiums paid during the comparative period attributable to VersaBank’s listing on the Nasdaq in September 2021; and,
Lower capital tax expense attributable to a shift in the provincial allocation of the Bank’s loan and deposit originations.

Income Tax Provision

VersaBank’s effective tax rate is approximately 27% compared with 30% for fiscal 2022. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. The lower tax rate in the current period reflects the impact of a $530,000 deferred tax asset recognized in the current quarter associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings. Provision for income taxes for the current quarter was $3.5 million compared to $3.8 million last quarter and $1.8 million for the same period a year ago.

Provision for income taxes for the six months ended April 30, 2023 was $7.2 million compared to $3.9 million for the same period a year ago.

VersaBank – Q2 2023 MD&A	16

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

Total assets	$3,729,393	$3,531,690	6%	$2,692,146	39%
Cash and securities	263,313	251,219	5%	198,157	33%
Loans, net of allowance for credit losses	3,419,455	3,235,083	6%	2,450,276	40%
Deposits	3,108,218	2,925,452	6%	2,124,916	46%

Total Assets

Total assets as at April 30, 2023, were $3.73 billion compared to $3.53 billion last quarter and $2.69 billion a year ago. The quarter over quarter and year over year trends were a function primarily of growth in VersaBank’s lending portfolios, in particular the POS Financing portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, were $263.3 million or 7% of total assets as at April 30, 2023, compared to $251.2 million or 7% of total assets last quarter and $198.2 million or 7% of total assets a year ago.

VersaBank – Q2 2023 MD&A	17

As at April 30, 2023, the Bank held securities totalling $39.7 million (October 31, 2022 - $141.6 million) which were comprised of:

Government of Canada Treasury Bill for $19.5 million with a face value totaling $20.0 million, yielding 2.81%, and which matured on May 25, 2023: and,
US Government Treasury Bill for US $14.4 million ($19.5 million) with a face value of US $14.5 million ($19.7 million), yielding 4.70% and which matured on May 2, 2023.

Loans

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

Point-of-sale loans and leases	$2,538,917	$2,414,266	5%	$1,610,336	58%
Commercial real estate mortgages	807,828	752,138	7%	782,274	3%
Commercial real estate loans	11,996	12,811	(6% )	14,065	(15% )
Public sector and other financing	46,350	42,523	9%	35,529	30%
	3,405,091	3,221,738	6%	2,442,204	39%

Allowance for credit losses	(2,526)	(2,289)		(1,533)
Accrued interest	16,890	15,634		9,605

Total loans, net of allowance for credit losses	$3,419,455	$3,235,083	6%	$2,450,276	40%

VersaBank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans & Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point-of-Sale Loan and Lease Receivables acquired from VersaBank’s broad network of origination and servicing partners in Canada and the US as well as Warehouse Loans that provide bridge financing to VersaBank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to VersaBank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential; Construction, Term, Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority (approximately 90% as at April 30, 2023) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. VersaBank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

VersaBank – Q2 2023 MD&A	18

Q2 2023 vs Q1 2023

Loans increased 6% to $3.42 billion as a function primarily of:

Growth of 5% in POS Financing portfolio balances attributable primarily to strong demand for home improvement/HVAC and transportation equipment receivable financing in the current period; and,
Growth of 7% in CRE Mortgage balances attributable primarily to healthy demand for the Bank’s residential construction and term financing products in the current period.

Q2 2023 vs Q2 2022

Loans increased 40% as a function primarily of growth of 58% in the POS Financing and growth of 3% in the CRE Mortgage portfolios, as well as 30% growth in the PSOF portfolio in the current period.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding VersaBank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (HELOCs).

The Bank’s exposure to residential mortgages as at April 30, 2023, was $3.7 million compared to $4.1 million last quarter and $2.4 million a year ago. The Bank did not have any HELOCs outstanding as at April 30, 2023, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners in order to ensure that management has good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

VersaBank – Q2 2023 MD&A	19

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

ECL allowance by lending asset:
Point-of-sale loans and leases	$627	$583	8%	$419	50%
Commercial real estate mortgages	1,767	1,591	11%	1,051	68%
Commercial real estate loans	59	57	4%	40	48%
Public sector and other financing	73	58	26%	23	217%
Total ECL allowance	$2,526	$2,289	10%	$1,533	65%

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

ECL allowance by stage:
ECL allowance stage 1	$2,403	$2,212	9%	$1,431	68%
ECL allowance stage 2	123	77	60%	102	21%
ECL allowance stage 3	-	-		-
Total ECL allowance	$2,526	$2,289	10%	$1,533	65%

Q2 2023 vs Q1 2023

VersaBank’s ECL allowance as at April 30, 2023, was $2.53 million compared to $2.29 million last quarter as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models;
Higher lending asset balances; and,
Changes in the Bank’s lending asset mix.

Q2 2023 vs Q2 2022

VersaBank’s ECL allowance as at April 30, 2023, was $2.53 million compared to $1.53 million a year ago as a function primarily of:

Changes in the forward-looking information used by VersaBank in its credit risk models;
Higher lending asset balances; and,
Changes in the Bank’s lending asset mix.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

VersaBank – Q2 2023 MD&A	20

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical loan losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

VersaBank – Q2 2023 MD&A	21

Key assumptions driving the base case macroeconomic forecast trends this quarter include: elevated inflation and interest rates straining household finances; rate-sensitive sectors such as housing are negatively impacted as sales and prices decline over course of 2023 with the impact being felt throughout related industries of construction, finance and manufacturing; a small, technical recession, with rising unemployment, emerges around mid-2023 as investment contracts sharply and consumer spending remains mostly flat over the same timeline; the impact of the crisis in Ukraine on global commodity prices and trade continues to diminish; public health restrictions do not return even as new COVID-19 case counts occasionally spike through the winter; and supply-chain stress continues to ease as global vaccination rates improve and goods demand weakens.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at April 30, 2023 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

VersaBank – Q2 2023 MD&A	22

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

CAD GDP Growth Rate (Annualized)
Actual
Baseline
Upside
Downside
Severe Downside
20%
10%
0%
-10%
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

CAD Unemployment Rate
Actual
Baseline
Upside
Downside
Severe Downside
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

10 year GCAN Bond Yield
Actual
Baseline
Upside
Downside
Severe Downside
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

CAD House Price Index
Actual
Baseline
Upside
Downside
Severe Downside
380
360
340
320
300
280
260
240
220
200
180
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at April 30, 2023:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$2,526	$1,857	$2,428	$3,334
Variance from reported ECL		(669)	(98)	808
Variance from reported ECL (%)		(26%)	(4%)	32%

Management is of the view that forward industry and macroeconomic data will continue to trend toward the downside over the second half of 2023 as a function primarily of a prolonged, elevated interest rate environment in both Canada and the US and the ability of consumers and businesses to service debt in such an environment along with the impact of high inflation in both Canada and the US. As a result, management anticipates that VersaBank’s estimated ECL amounts will exhibit some volatility which may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q2 2023 MD&A	23

Considering the analysis set out above and based on management’s review of the loan and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

VersaBank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from VersaBank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

Commercial deposits	$583,622	$585,579	0%	$608,694	(4%)
Personal deposits	2,524,596	2,339,873	8%	1,516,222	67%
Total deposits	$3,108,218	$2,925,452	6%	$2,124,916	46%

Personal deposits, consisting principally of guaranteed investment certificates are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Substantially all of the Bank’s Personal and Commercial deposits sourced through these channels are eligible for CDIC insurance.

Q2 2023 vs Q1 2023

Deposits increased 6% to $3.1 billion as a function primarily of:

Higher personal deposits attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth.

Offset partially by:

Modestly lower commercial deposits attributable to withdrawals made by Trustees to fund normal course disbursements associated with insolvency restructurings.

Q2 2023 vs Q2 2022

Deposits increased 46% as a function primarily of the variables and trends set out above.

VersaBank – Q2 2023 MD&A	24

Subordinated Notes Payable

(thousands of Canadian dollars)
	April 30	January 31	April 30
	2023	2023	2022

Issued March 2019, unsecured, non-viability contingent capital compliant, compliant, subordinated notes payable, principal amount of $5.0 million, effective interest rate of 10.41%, maturing March 2029.	$4,913	$4,911	$4,903

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, effective interest rate of 5.38%, maturing May 2031.	99,619	97,854	93,507

	$104,532	$102,765	$98,410

Subordinated notes payable, net of issue costs, were $104.5 million as at April 30, 2023, compared to $102.8 million last quarter and $98.4 million a year ago. The quarter over quarter and year over year trends were a function primarily of changes in the USD/CAD foreign exchange spot rate in the current quarter.

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

Accounts receivable	$3,070	$3,406	(10%)	$3,750	(18%)
Prepaid expenses and other	13,593	12,950	5%	10,448	30%
Property and equipment	6,833	6,698	2%	6,872	(1%)
Right-of-use assets	3,775	3,948	(4%)	4,470	(16%)
Deferred tax asset	2,269	2,003	13%	2,315	(2%)
Interest rate swap	103	49	110%	-
Investment	953	953	0%	953	0%
Goodwill	5,754	5,754	0%	5,754	0%
Intangible assets	10,275	9,627	7%	9,151	12%

Total other assets	$46,625	$45,388	3%	$43,713	7%

Q2 2023 vs Q1 2023

Other assets increased 3% to $46.6 million as a function primarily of:

Higher prepaid expenses and other attributable primarily to normal course timing of general corporate prepaids expenses;
Higher intangible assets attributable primarily to the capitalization of compensation costs and various development costs directly related to the Bank’s business development initiatives; and,

VersaBank – Q2 2023 MD&A	25

Higher deferred tax asset attributable primarily to the Bank recognizing a $530,000 deferred tax asset associated with future non-capital loss carryforwards which are anticipated to be applied to future taxable earnings.

Offset partially by:

Lower accounts receivable attributable primarily to the normal course timing of general corporate receivables; and,
Lower capitalized assets attributable to amortization.

Q2 2023 vs Q2 2022

Other assets increased 7% as a function primarily of:

Higher prepaid expenses and other attributable primarily to normal course timing of general corporate prepaids expenses; and,
Higher intangible assets attributable primarily to the capitalization of compensation costs and various development costs directly related to the Bank’s business development initiatives.

Offset partially by:

Lower accounts receivable attributable primarily to the normal course timing of general corporate receivables;
Lower capitalized assets attributable to amortization; and,
Draw downs on the deferred tax asset derived from taxable income generated by VersaBank.

Other Liabilities

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

Accounts payable and other	$4,045	$5,482	(26%)	$5,738	(30%)
Current income tax liability	2,773	1,829	52%	2,126	30%
Deferred tax liability	681	704	(3%)	812	(16%)
Lease obligations	4,120	4,295	(4%)	4,776	(14%)
Cash collateral and amounts held in escrow	6,746	7,210	(6%)	5,833	16%
Cash reserves on loan and lease receivables	141,759	132,776	7%	108,121	31%

Total other liabilities	$160,124	$152,296	5%	$127,406	26%

Q2 2023 vs Q1 2023

Other liabilities increased 5% to $160.1 million as a function primarily of:

Higher cash reserve balances attributable to higher POS Financing portfolio balances; and,
Higher income tax payable amounts attributable primarily to the normal course payment of current year tax instalments.

VersaBank – Q2 2023 MD&A	26

Offset partially by:

Lower accounts payable attributable primarily to the normal course timing of general corporate payables; and,
Lower cash collateral and amounts held in escrow.

Q2 2023 vs Q2 2022

Other liabilities increased 26% as a function primarily of:

Higher cash reserve balances attributable to higher POS Financing portfolio balances;
Higher cash collateral and amounts held in escrow; and,
Higher income tax payable amounts attributable primarily to the normal course payment of current year tax instalments.

Offset partially by:

Lower accounts payable attributable primarily to the normal course timing of general corporate payables.

Shareholders’ Equity

Shareholders’ equity was $356.5 million as at April 30, 2023, compared to $351.2 million last quarter and $341.4 million a year ago.

Q2 2023 vs Q1 2023 vs Q2 2022

Shareholders’ equity increased 2% compared to last quarter and 4% compared to a year ago as a function primarily of:

Higher retained earnings attributable to net income earned over the period.

Offset partially by:

Purchase and cancellation of common shares through the Bank’s NCIB; and,
Payment of dividends.

VersaBank’s book value per common share as at April 30, 2023 was $13.19 compared to $12.77 last quarter and $11.94 a year ago. The quarter over quarter and year over year trends were a function primarily of higher retained earnings attributable to net income earned in the current quarter and the purchase and cancellation of common shares below book value per share through the Bank’s NCIB, offset partially by the payment of dividends over the same period.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

VersaBank – Q2 2023 MD&A	27

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $192,000 compared to $343,000 last quarter and $424,000 for the same period a year ago, relating to the estimated fair value of stock options granted. The recognized compensation expense for the six-month period ended April 30, 2023, totaled $535,000 compared to $620,000 for the same period a year ago. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

Subsequent to April 30, 2023, the Bank purchased and cancelled 59,562 common shares and as at June 5, 2023, the number of common shares outstanding totalled 25,944,424. There were no changes in the number of Series 1 preferred shares and common share options outstanding compared to April 30, 2023.

Off-Balance Sheet Arrangements

As at April 30, 2023, VersaBank had an outstanding derivative contract established for asset liability management purposes to swap between floating and fixed interest rates with a notional amount totalling $11.8 million that qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market.

As at April 30, 2023, VersaBank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s Board of Directors and senior executive officers represent key management personnel. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q2 2023 MD&A	28

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	April 30	January 31		April 30
	2023	2023	Change	2022	Change

Common Equity Tier 1 capital	$331,614	$326,411	2%	$315,963	5%

Total Tier 1 capital	$345,261	$340,058	2%	$329,610	5%

Total Tier 2 capital	$109,361	$107,414	2%	$102,473	7%

Total regulatory capital	$454,622	$447,472	2%	$432,083	5%

Total risk-weighted assets	$2,957,933	$2,917,048	1%	$2,313,030	28%
Capital ratios
CET1 capital ratio	11.21%	11.19%	0%	13.66%	(18%)
Tier 1 capital ratio	11.67%	11.66%	0%	14.25%	(18%)
Total capital ratio	15.37%	15.34%	0%	18.68%	(18%)
Leverage ratio	8.83%	9.21%	(4%)	11.63%	(24%)

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The quarter over quarter and year over year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB, and changes to VersaBank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 15 to VersaBank’s April 30, 2023, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2022.

VersaBank – Q2 2023 MD&A	29

Liquidity

The unaudited Consolidated Statement of Cash Flows for the six months ended April 30, 2023, shows cash provided by operations in the amount of $155.4 million compared to cash used by operations in the amount of $72.0 million for the same period last year. The trend in the current quarter was a function primarily of inflows from deposits raised and timing of maturing of securities exceeding cash outflows to fund loans. The comparative period trend was a function primarily of the Bank using existing liquidity to fund loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, VersaBank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at April 30, 2023, the duration difference between assets and liabilities was 3.1 months compared to 1.4 months as at October 31, 2022. As at April 30, 2023, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	April 30, 2023		October 31, 2022
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$5,323	$(5,334)	$4,304	$(4,261)

Duration difference between assets and liabilities (months)	3.1		1.4

Contractual Obligations

As at April 30, 2023, VersaBank had an outstanding contract established for asset liability management purposes to swap between floating and fixed interest rates with a notional amount totalling $11.8 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2022.

VersaBank – Q2 2023 MD&A	30

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	April 30, 2023				January 31, 2023				April 30, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$24,609	$-	$-	$24,609	$24,274	$-	$-	$24,274	$17,242	$-	$-	$17,242
Non-interest income	122	2,146	(192)	2,076	2	1,833	(191)	1,644	1	1,434	(42)	1,393
Total revenue	24,731	2,146	(192)	26,685	24,276	1,833	(191)	25,918	17,243	1,434	(42)	18,635

Provision for (recovery of) credit losses	237	-	-	237	385	-	-	385	78	-	-	78
	24,494	2,146	(192)	26,448	23,891	1,833	(191)	25,533	17,165	1,434	(42)	18,557

Non-interest expenses:
Salaries and benefits	6,930	1,499	-	8,429	6,684	1,573	-	8,257	5,586	1,140	-	6,726
General and administrative	3,131	377	(192)	3,316	2,862	455	(191)	3,126	3,761	300	(42)	4,019
Premises and equipment	612	369	-	981	623	329	-	952	659	363	-	1,022
	10,673	2,245	(192)	12,726	10,169	2,357	(191)	12,335	10,006	1,803	(42)	11,767

Income (loss) before income taxes	13,821	(99)	-	13,722	13,722	(524)	-	13,198	7,159	(369)	-	6,790

Income tax provision	3,991	(532)	-	3,459	3,789	(8)	-	3,781	1,744	103	-	1,847

Net income (loss)	$9,830	$433	$-	$10,263	$9,933	$(516)	$-	$9,417	$5,415	$(472)	$-	$4,943

Total assets	$3,719,592	$25,559	$(15,758)	$3,729,393	$3,522,279	$23,797	$(14,386)	$3,531,690	$2,692,510	$21,386	$(21,750)	$2,692,146

Total liabilities	$3,366,614	$29,057	$(22,797)	$3,372,874	$3,174,197	$27,751	$(21,435)	$3,180,513	$2,347,610	$23,727	$(20,605)	$2,350,732

VersaBank – Q2 2023 MD&A	31

(thousands of Canadian dollars)
for the six months ended	April 30, 2023				April 30, 2022
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$48,883	$-	$-	$48,883	$34,127	$-	$-	$34,127
Non-interest income	124	3,979	(383)	3,720	2	2,855	(83)	2,774
Total revenue	49,007	3,979	(383)	52,603	34,129	2,855	(83)	36,901

Provision for (recovery of) credit losses	622	-	-	622	80	-	-	80
	48,385	3,979	(383)	51,981	34,049	2,855	(83)	36,821

Non-interest expenses:
Salaries and benefits	13,614	3,072	-	16,686	11,025	1,784	-	12,809
General and administrative	5,993	832	(383)	6,442	7,243	483	(83)	7,643
Premises and equipment	1,235	698	-	1,933	1,241	710	-	1,951
	20,842	4,602	(383)	25,061	19,509	2,977	(83)	22,403

Income (loss) before income taxes	27,543	(623)	-	26,920	14,540	(122)	-	14,418

Income tax provision	7,780	(540)	-	7,240	3,706	203	-	3,909

Net income (loss)	$19,763	$(83)	$-	$19,680	$10,834	$(325)	$-	$10,509

Total assets	$3,719,592	$25,559	$(15,758)	$3,729,393	$2,692,510	$21,386	$(21,750)	$2,692,146

Total liabilities	$3,366,614	$29,057	$(22,797)	$3,372,874	$2,347,610	$23,727	$(20,605)	$2,350,732

Digital Banking Operations

Q2 2023 vs Q1 2023

Net income decreased 1% to $9.8 million as a function of higher tax provision amounts in the current quarter attributable primarily to the impact of a shift in the allocation of taxable earnings between tax jurisdictions. Income before income taxes increased 1% to $13.8 million as a function of higher revenues attributable primarily to strong loan growth, redeployment of available cash into higher yielding, low risk securities, and lower provision for credit losses, offset partially by higher non-interest expenses. The non-interest expenses trend was a function primarily of higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank, higher general, annual compensation adjustments and higher costs attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank.

VersaBank – Q2 2023 MD&A	32

Q2 2023 vs Q2 2022

Net income increased 82% as a function of higher revenue attributable primarily to strong loan growth and redeployment of available cash into higher yielding, low risk securities, offset partially by higher non-interest expenses. The non-interest expenses trend was a function primarily of higher salary and benefits expense attributable to higher staffing levels to support expanded business activity across VersaBank, higher general, annual compensation adjustments and higher costs attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank offset partially by lower insurance premiums and lower capital taxes.

Q2 YTD 2023 vs Q2 YTD 2022

Net income increased 82% as a function of higher revenue attributable primarily to strong loan growth and redeployment of available cash into higher yielding, low risk securities, offset partially by higher non-interest expenses. The non-interest expenses trend was a function primarily of the variables and associated trends set out above.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

Q2 2023 vs Q1 2023

DRTC revenue increased 17% to $2.1 million, while non-interest expenses decreased 5% to $2.2 million resulting in pre-tax losses reducing 81% to $99,000. In the current quarter DRTC recognized a $530,000 deferred tax asset associated with DRTC’s non-capital loss carryforwards which are anticipated to be applied to future taxable earnings, resulting in a net income of $433,000 compared to a net loss of $516,000 in the comparative period.

DRTC’s DBG services revenue and gross profit increased 11% and 17% to $2.6 million and $1.9 million respectively as a function of higher service engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

Q2 2023 vs Q2 2022

DRTC’s revenue increased 50% as a function primarily of higher gross profit from DBG but was offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels to support expanded business activity. The favourable trend in revenue along with the recognition in the current quarter of a deferred tax asset associated with DRTC’s non-capital loss carryforwards resulted in DRTC recording net income of $433,000 compared to a net loss of $472,000 in the comparative period.

VersaBank – Q2 2023 MD&A	33

DBG revenue increased 5% as a function of higher service engagements in the current quarter while gross profit increased 35% as a function primarily of improvements in operational efficiency achieved by DBG over the course of the year.

Q2 YTD 2023 vs Q2 YTD 2022

DRTC’s revenue increased 39% as a function primarily of higher revenues and gross profit from DBG but was offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels to support expanded business activity. The favourable trend in revenue along with the recognition in the current period of a deferred tax asset associated with DRTC’s non-capital loss carryforwards resulted in a net loss of $83,000 compared to a net loss of $325,000 in the comparative period.

DBG revenue increased 2% as a function of higher service work volume in the current period while gross profit increased 26% as a function primarily of improvements in operational efficiency achieved by DBG over the course of the year.

Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2023		2022				2021
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Results of operations:
Interest income	$53,595	$49,561	$42,072	$34,177	$25,848	$24,720	$23,924	$22,400
Yield on assets (%)	6.05%	5.78%	5.26%	4.70%	4.15%	4.06%	4.04%	4.02%
Interest expense	28,986	25,287	19,595	14,115	8,606	7,835	7,778	7,858
Cost of funds (%)	3.27%	2.95%	2.45%	1.94%	1.38%	1.29%	1.31%	1.41%
Net interest income	24,609	24,274	22,477	20,062	17,242	16,885	16,146	14,542
Net interest margin (%)	2.78%	2.83%	2.81%	2.76%	2.77%	2.77%	2.73%	2.61%
Net interest margin on loans (%)	2.99%	3.03%	3.03%	3.07%	3.11%	3.23%	3.31%	3.23%
Non-interest income	2,076	1,644	1,775	1,177	1,393	1,381	2,090	1,187
Total revenue	26,685	25,918	24,252	21,239	18,635	18,266	18,236	15,729
Provision for (recovery of) credit losses	237	385	205	166	78	2	(279)	96
Non-interest expenses	12,726	12,335	13,774	13,216	11,767	10,636	10,377	8,200
Efficiency ratio	48%	48%	57%	62%	63%	58%	57%	52%
Efficiency ratio - Digital Banking	43%	42%	51%	57%	58%	56%	56%	50%
Tax provision	3,459	3,781	3,844	2,137	1,847	2,062	2,228	1,997
Net income	$10,263	$9,417	$6,429	$5,720	$4,943	$5,566	$5,910	$5,436
Income per share
Basic	$0.38	$0.34	$0.23	$0.20	$0.17	$0.19	$0.24	$0.25
Diluted	$0.38	$0.34	$0.23	$0.20	$0.17	$0.19	$0.24	$0.25
Return on average common equity	12.07%	10.79%	7.32%	6.57%	5.92%	6.58%	8.07%	8.72%
Return on average total assets	1.13%	1.07%	0.77%	0.75%	0.75%	0.87%	0.96%	0.93%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s quarter over quarter performance trends for the current reporting period were:

Lending asset growth attributable to growth in the POS Financing and CRE Mortgage portfolios;
Lower NIM as a function of higher cost of funds attributable to a shift in the Bank’s funding mix offset partially by higher yields earned on the Bank’s lending and treasury assets;

VersaBank – Q2 2023 MD&A	34

Lower provision for credit losses attributable primarily to changes in the forward-looking information used by VersaBank in its credit risk models in the current quarter offset partially by higher lending asset balances; and,

Higher non-interest expenses attributable primarily to higher salary and benefits expense and higher costs attributable to the continuing regulatory approval process associated with the Bank’s acquisition of a US bank.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

(unaudited)
	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars)	2023	2022	2023	2022
Return on average common equity
Net income	$10,263	$4,943	$19,680	$10,509
Preferred share dividends	(247)	(247)	(494)	(494)
Adjusted net income	10,016	4,696	19,186	10,015
Annualized adjusted net income	41,077	19,259	38,690	20,196
Average common equity	$340,202	$325,536	$339,951	$323,113
Return on average common equity	12.07%	5.92%	11.38%	6.25%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars)	2023	2022	2023	2022
Book value per common share
Common equity	$342,872	$327,767	$342,872	$327,767
Shares outstanding	26,003,986	27,441,082	26,003,986	27,441,082
Book value per common share	$13.19	$11.94	$13.19	$11.94

VersaBank – Q2 2023 MD&A	35

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars)	2023	2022	2023	2022
Return on average total assets
Net income	$10,263	$4,943	$19,680	$10,509
Preferred share dividends	(247)	(247)	(494)	(494)
Adjusted net income	10,016	4,696	19,186	10,015
Annualized adjusted net income	41,077	19,259	38,690	20,196
Average Assets	$3,630,542	$2,553,746	$3,497,696	$2,553,616
Return on average total assets	1.13%	0.75%	1.11%	0.79%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Loans is calculated as net interest income adjusted for the impact of cash. securities and other assets, divided by average gross loans. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio Digital Banking is calculated as non-interest expenses from the Digital Banking operations as a percentage of total revenue from the Digital Banking operations. This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Q2 2023 MD&A	36

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2022 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2022, except as noted below.

During the current year VersaBank updated or incorporated the following significant accounting policies:

Derivative instruments:

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Hedge accounting:

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management (“ALM”) purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets or liabilities on the Consolidated Statements of Financial Position. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

VersaBank – Q2 2023 MD&A	37

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

The Bank has only fair value hedges outstanding. In a fair value hedge, the change in the fair value of the hedging derivative is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value hedges, ineffectiveness arises to the extent that change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income.

Controls and Procedures

During the quarter ended April 30, 2023, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

VersaBank – Q2 2023 MD&A	38